# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 05/14/2025
Amends the filing with accession number 0001104659-24-064358
Filed by CIK 0002023734
Persons authorized to receive notices and communications: Gregory A. Ciongoli, Adiumentum Capital Fund I LP, c/o Ropes & Gray LLP, 800 Boylston St., Boston, Massachusetts (MA), 02199, (617) 951-7000; With a copy to Jeffrey Katz, 800 Boylston Street, Boston, Massachusetts (MA), 02199, (617) 951-7000

## Reporting persons
- Adiumentum Capital Fund I LP (CIK 0002023734): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,370,081; sole dispositive power 0; shared dispositive power 1,370,081; aggregate amount beneficially owned 1,370,081 (19.99% of the class)
  Comment: (1) Adiumentum Capital Fund I LP's beneficial ownership of the reported securities is comprised of 1,209,395 shares of Common Stock (as defined below) and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (as defined below) which may be exercised as of the date hereof without exceeding the Beneficial Ownership Limitation (as defined below). The reported securities may also be deemed beneficially owned by Adiumentum Capital Fund I GP LLC and Gregory A. Ciongoli, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Adiumentum Capital Fund I LP also holds Pre-Funded Warrants for 216,507 shares of Common Stock that are not currently exercisable due to the Beneficial Ownership Blocker (as defined below). Pursuant to the terms of the Pre-Funded Warrants, the Issuer may not effect any exercise of any Pre-Funded Warrant, and a holder of a Pre-Funded Warrant does not have the right to exercise any portion of the Pre-Funded Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for the purposes of Section 13(d) of the Act, and the applicable regulations of the U.S. Securities and Exchange Commission (the "SEC"), including any "group" of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the "Beneficial Ownership Blocker"). The "Beneficial Ownership Limitation" is 19.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. The 1,209,395 shares of Common Stock and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants reported as beneficially owned by Adiumentum Capital Fund I LP in this Schedule 13D represents 19.99% of the outstanding shares of Common Stock. All percentage calculations set forth herein are based upon the aggregate of 6,693,146 shares of Common Stock (as defined below) outstanding as of May 16, 2025, as reported in the Issuer's prospectus supplement filed with the SEC on May 16, 2025, giving effect to the Registered Offering (as defined below) in which 75,572 shares of Common Stock and 227,000 Pre-Funded Warrants were issued to Adiumentum Capital Fund I LP.
- Adiumentum Capital Fund I GP LLC (CIK 0002023736): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,370,081; sole dispositive power 0; shared dispositive power 1,370,081; aggregate amount beneficially owned 1,370,081 (19.99% of the class)
  Comment: (1) Adiumentum Capital Fund I GP LLC's beneficial ownership of the reported securities is comprised of 1,209,395 shares of Common Stock and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants which may be exercised as of the date hereof without exceeding the Beneficial Ownership Limitation. The reported securities may also be deemed beneficially owned by Adiumentum Capital Fund I LP and Gregory A. Ciongoli, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Adiumentum Capital Fund I GP LLC may also be deemed to beneficially own Pre-Funded Warrants held by Adiumentum Capital Fund I LP for 216,507 shares of Common Stock that are not currently exercisable due to the Beneficial Ownership Blocker. Pursuant to the terms of the Pre-Funded Warrants, the Issuer may not effect any exercise of any Pre-Funded Warrant, and a holder of a Pre-Funded Warrant does not have the right to exercise any portion of the Pre-Funded Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 1,209,395 shares of Common Stock and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants reported as beneficially owned by Adiumentum Capital Fund I GP LLC in this Schedule 13D represents 19.99% of the outstanding shares of Common Stock. All percentage calculations set forth herein are based upon the aggregate of 6,693,146 shares of Common Stock (as defined below) outstanding as of May 16, 2025, as reported in the Issuer's prospectus supplement filed with the SEC on May 16, 2025, giving effect to the Registered Offering (as defined below) in which 75,572 shares of Common Stock and 227,000 Pre-Funded Warrants were issued to Adiumentum Capital Fund I LP.
- Gregory A. Ciongoli (CIK 0002023732): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,370,081; sole dispositive power 0; shared dispositive power 1,370,081; aggregate amount beneficially owned 1,370,081 (19.99% of the class)
  Comment: (1) Mr. Ciongoli's beneficial ownership of the reported securities is comprised of 1,209,395 shares of Common Stock and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants which may be exercised as of the date hereof without exceeding the Beneficial Ownership Limitation. The reported securities may also be deemed beneficially owned by Adiumentum Capital Fund I LP and Adiumentum Capital Fund I GP LLC, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Mr. Ciongolie may also be deemed to beneficially own Pre-Funded Warrants held by Adiumentum Capital Fund I LP for 216,507 shares of Common Stock that are not currently exercisable due to the Beneficial Ownership Blocker. Pursuant to the terms of the Pre-Funded Warrants, the Issuer may not effect any exercise of any Pre-Funded Warrant, and a holder of a Pre-Funded Warrant does not have the right to exercise any portion of the Pre-Funded Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 1,209,395 shares of Common Stock and 160,686 shares of Common Stock issuable upon exercise of Pre-Funded Warrants reported as beneficially owned by Mr. Ciongoli in this Schedule 13D represents 19.99% of the outstanding shares of Common Stock. All percentage calculations set forth herein are based upon the aggregate of 6,693,146 shares of Common Stock (as defined below) outstanding as of May 16, 2025, as reported in the Issuer's prospectus supplement filed with the SEC on May 16, 2025, giving effect to the Registered Offering (as defined below) in which 75,572 shares of Common Stock and 227,000 Pre-Funded Warrants were issued to Adiumentum Capital Fund I LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the Schedule 13D filed with the SEC on May 22, 2024 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 2, collectively, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Atara Biotherapeutics, Inc., a Delaware corporation (the "Issuer"). Except to the extent set forth in this Amendment No. 2, all information disclosed in the Initial 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meaning ascribed to them in the Initial 13D.

All percentage calculations set forth herein are based upon the aggregate of 6,693,146 shares of Common Stock outstanding as of May 16, 2025, as reported in the Issuer's prospectus supplement filed with the SEC on May 16, 2025, giving effect to the Registered Offering (as defined below) in which 75,572 shares of Common Stock and 227,000 Pre-Funded Warrants were issued to Adiumentum Capital Fund I LP.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The investment costs (including commissions, if any) of the Common Stock and the Pre-Funded Warrants directly owned by Adiumentum is approximately $1,999,978.22. The source of funding for such transactions was derived from the capital of Adiumentum.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial 13D is hereby amended and supplemented to add the following information:

On May 14, 2025, Adiumentum agreed to purchase from the Issuer in connection with a registered offering (the "Registered Offering") an aggregate of (i) 75,572 shares (the "Shares") of the Issuer's common stock, par value $0.0001 per share (the "Common Stock"), and (ii) pre-funded warrants (each, a "Pre-Funded Warrant", and together, the "Pre-Funded Warrants") to purchase up to 227,000 shares of Common Stock, at a purchase price of $6.61 per share of Common Stock and $6.6099 per share of Common Stock issuable upon exercise of the Pre-Funded Warrants. The exercise price of each Pre-Funded Warrant is equal to $0.0001 per share, subject to adjustment as provided therein, and the Pre-Funded Warrants will be exercisable immediately and have no expiration date. The Pre-Funded Warrants may be exercised by means of cash or the holder may elect to receive upon such exercise the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants. The Registered Offering closed on May 16, 2025.

The foregoing is only a summary of the terms of the Pre-Funded Warrants issued to Adiumentum in connection with the Registered Offering, and does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Pre-Funded Warrant, a copy of which is filed as Exhibit 99.3 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Initial 13D are hereby amended and restated in their entirety to read as follows:

The Reporting Persons each beneficially owns an aggregate of 1,370,081 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 19.99% of the outstanding shares of Common Stock, based on 6,639,146 shares of Common Stock outstanding as of May 16, 2025, as reported in the Issuer's prospectus supplement filed with the SEC on May 16, 2025, giving effect to the Registered Offering in which 75,572 shares of Common Stock and 227,000 Pre-Funded Warrants were issued to Adiumentum Capital Fund I LP.

Adiumentum may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Adiumentum GP, as the general partner of Adiumentum may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Ciongoli, as the managing partner of Adiumentum, and as the managing member of Adiumentum GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as disclosed in Item 4 of this Amendment No.2, no reportable transactions were effected by any Reporting Person during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial 13D is hereby amended and supplemented to add the information contained in Item 4 to this Amendment No. 2, which information is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 16, 2024).

## Signatures
- Adiumentum Capital Fund I LP: /s/ Gregory A. Ciongoli, By: Adiumentum Capital Fund I GP, LLC, its general partner Name: Gregory A. Ciongoli, Title: Managing Member (05/16/2025)
- Adiumentum Capital Fund I GP LLC: /s/ Gregory A. Ciongoli, Name: Gregory A. Ciongoli, Title: Managing Member (05/16/2025)
- Gregory A. Ciongoli: /s/ Gregory A. Ciongoli, Name: Gregory A. Ciongoli (05/16/2025)